UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR
             For Period Ended: December 31, 2008
             |_|  Transition Report on Form 10-K
             |_|  Transition Report on Form 20-F
             |_|  Transition Report on Form 11-K
             |_|  Transition Report on Form 10-Q
             |_|  Transition Report on Form N-SAR
             For the Transition Period Ended:  ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I  --  REGISTRANT INFORMATION

Full Name of Registrant: ANTs software inc.

Former Name if Applicable: Not applicable

Address of Principal Executive Offices (Street and Number): 700 Airport Boulevard, Suite 300, Burlingame, California 94010.

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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             (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
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             (b)   The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
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             (c)   The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.
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

PART III -- NARRATIVE

       State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Company recently engaged a new independent registered public accounting firm. The Company and the accounting firm are examining and refining the accounting and financial reporting relating to the Company's debt financing in 2007 and the debt modification and business combination with Inventa Technologies, Inc. which occurred during the second quarter of 2008. The Company requires additional time to complete its Annual Report on Form 10-K for the year ended December 31, 2008.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Joseph Kozak         650                 931-0565
               (Name)        (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               ANTs software, inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2009      By: /s/ Joseph Kozak
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                              Joseph Kozak, Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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